

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Thomas Seifert
Senior Vice President, Chief Financial Officer,
Interim Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

      Re: **Advanced Micro Devices, Inc.**
             Form 10-K for the fiscal year ended December 25, 2010
             Filed February 18, 2011
             File No. 001-07882

Dear Mr. Seifert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief